Exhibit (a)(5)(H)

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF DELAWARE

ANTHONY FRANCHI, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
	)	Case No.
v.	)
	)	JURY TRIAL DEMANDED
YUME, INC., MITCHELL HABIB, ADRIEL	)
LARES, ELIAS NADER, CHRISTOPHER	)	CLASS ACTION
PAISLEY, ERIC SINGER, JOHN MUTCH,	)
BRIAN KELLEY, STEVE DOMENIK,	)
RHYTHMONE, PLC, REDWOOD	)
MERGER SUB I, INC., and REDWOOD	)
MERGER SUB II, INC.,	)
)
Defendants.	)

COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff, by his undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This action stems from a proposed transaction announced on September 5, 2017 (the “Proposed Transaction”), pursuant to which YuMe, Inc. (“YuMe” or the “Company”) will be acquired by RhythmOne, plc (“Parent”) and its wholly-owned subsidiaries, Redwood Merger Sub I, Inc. (“Merger Sub I”) and Redwood Merger Sub II, Inc. (“Merger Sub II,” and together with Parent and Merger Sub I, “RhythmOne”).

2. On September 4, 2017, YuMe’s Board of Directors (the “Board” or “Individual Defendants”) caused the Company to enter into an agreement and plan of merger and reorganization (the “Merger Agreement”) with RhythmOne. Pursuant to the terms of the Merger Agreement, Merger Sub I commenced a tender offer (the “Tender Offer”), currently set to expire one minute following 11:59 P.M. Pacific time on February 1, 2018, to acquire all of YuMe’s outstanding common stock for $1.70 in cash and 0.7325 ordinary shares of RhythmOne for each share of YuMe common stock. If the Tender Offer is completed, Merger Sub I will merge with and into YuMe (the “First Merger”), with YuMe surviving as a wholly-owned subsidiary of RhythmOne. Immediately following the First Merger, YuMe will merge with and into Merger Sub II (the “Second Merger”), with Merger Sub II surviving as a wholly-owned subsidiary of RhythmOne.

3. On January 4, 2018, defendants filed a Schedule 14D-9 Solicitation/Recommendation Statement (the “Solicitation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction.

4. The Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading. Accordingly, plaintiff alleges herein that defendants violated Sections 14(e), 14(d), and 20(a) of the Securities Exchange Act of 1934 (the “1934 Act”) in connection with the Solicitation Statement.

JURISDICTION AND VENUE

5. This Court has jurisdiction over all claims asserted herein pursuant to Section 27 of the 1934 Act because the claims asserted herein arise under Sections 14(e), 14(d), and 20(a) of the 1934 Act and Rule 14a-9.

6. This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper under 28 U.S.C. § 1391 because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

8. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of YuMe common stock.

9. Defendant YuMe is a Delaware corporation and maintains its principal executive offices at 1204 Middlefield Road, Redwood City, California 94063. YuMe’s common stock is traded on the NYSE under the ticker symbol “YUME.”

10. Defendant Mitchell Habib (“Habib”) is a director of YuMe.

11. Defendant Adriel Lares (“Lares”) is a director of YuMe.

12. Defendant Elias Nader (“Nader”) is a director of YuMe.

13. Defendant Christopher Paisley (“Paisley”) is a director of YuMe.

14. Defendant Eric Singer (“Singer”) is Chairman of the Board of YuMe. 15. Defendant John Mutch (“Mutch”) is a director of YuMe.

16. Defendant Brian Kelley (“Kelley”) is a director of YuMe. 17. Defendant Steve Domenik (“Domenik”) is a director of YuMe.

18. The defendants identified in paragraphs 10 through 17 are collectively referred to herein as the “Individual Defendants.” 19. Defendant Parent is a public limited company incorporated under the laws of England and Wales, and is a party to the Merger Agreement.

20. Defendant Merger Sub I is a Delaware corporation, a wholly-owned subsidiary of Parent, and a party to the Merger Agreement.

21. Defendant Merger Sub II is a Delaware corporation, a wholly-owned subsidiary of Parent, and a party to the Merger Agreement

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action as a class action on behalf of himself and the other public stockholders of YuMe (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

23. This action is properly maintainable as a class action.

24. The Class is so numerous that joinder of all members is impracticable. As of August 31, 2017, there were approximately 34,696,961 shares of YuMe common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

25. Questions of law and fact are common to the Class, including, among others, whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

26. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

27. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

28. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company and the Proposed Transaction

29. YuMe is a leading independent provider of multi-screen programmatic video advertising technology, connecting brand advertisers, digital media property owners, and consumers of video content across a growing range of Internet-connected devices. YuMe offers advertising customers full service marketing solutions by combining programmatic buying tools and data-driven technologies with deep insight into audience behavior. In 2015, YuMe launched “YuMe for Advertisers” to find relevant audiences and deliver targeted advertising. YuMe technologies also provide monetization opportunities for global digital media property owners.

30. The Company’s digital video advertising solutions are purpose-built for brand advertisers, advertising agencies, and digital media property owners. Through a sophisticated platform of proprietary embedded software, data science, machine-learning algorithms, and programmatic tools the Company delivers video advertising campaigns to relevant, brand-receptive digital audiences. YuMe aggregates these audiences across a wide range of Internet-connected devices by providing global digital media property owners with proprietary software that monetizes their professionally produced content and applications with YuMe’s advertising campaigns.

31. The core of YuMe’s business relies on its sophisticated platform that encompasses customized embedded software, programmatic advertising buying tools, and data science capabilities. YuMe’s “Audience Aware Software Development Kit” (“SDKs”) are embedded by YuMe’s digital media property owners and collect data that the Company uses for its advanced audience modeling algorithms to continuously improve its ability to optimize advertising campaigns around results that are relevant to brand advertisers. Over the Company’s twelve-year operating history, YuMe has amassed a vast amount of data derived from its large installed base of SDKs that are embedded in online and mobile websites and entertainment applications residing on millions of Internet-connected devices.

32. YuMe generates revenue by delivering digital video ads on Internet-connected devices. The Company’s ads run when users choose to view video content on their devices. The Company’s customers primarily consist of large global brands and their advertising agencies. In 2016, YuMe had 846 customers, including 76 of the top 100 U.S. advertisers as ranked by Advertising Age magazine in 2015.

33. On September 4, 2017, the Company entered into the Merger Agreement with RhythmOne, pursuant to which Merger Sub I commenced the Tender Offer, which is set to expire one minute following 11:59 P.M. Pacific time on February 1, 2018.

34. If a majority of YuMe’s outstanding common stock is tendered into the Tender Offer and the Tender Offer is completed, YuMe’s stockholders will receive $1.70 in cash and 0.7325 ordinary shares of RhythmOne for each share of YuMe common stock they own.

The Solicitation Statement Omits Material Information, Rendering It False and Misleading

35. On January 4, 2018, defendants filed the Solicitation Statement with the SEC in connection with the Proposed Transaction.

36. The Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading.

37. The Solicitation Statement omits material information regarding RhythmOne’s financial projections and the valuation analyses performed by YuMe’s financial advisor in connection with the Proposed Transaction, Deutsche Bank Securities Inc. (“Deutsche Bank”).

38. The disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion. Moreover, when a banker’s endorsement of the fairness of a transaction is touted to stockholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

39. The Solicitation Statement fails to disclose any financial projections of RhythmOne, despite the fact that Deutsche Bank relied upon RhythmOne’s projections to perform its valuation analyses, and YuMe’s stockholders are being asked to accept the offered merger consideration that is comprised mostly of RhythmOne stock. Specifically, the Solicitation Statement indicates that Deutsche Bank performed a discounted cash flow analysis of RhythmOne, which relied upon RhythmOne’s 2017 through 2021 projections of unlevered free cash flows, which were defined as Adjusted EBITDA less stock based compensation expense, cash taxes, capital expenditures, and change in net working capital. Because Deutsche Bank relied on these projections and defendants are soliciting YuMe’s stockholders’ approval of the mostly stock merger consideration, they are entitled to RhythmOne’s projections of unlevered free cash flows and their line items for years 2017 through 2021.

40. Further, according to the Solicitation Statement, “Deutsche Bank reviewed certain forecasts of the amount and timing of certain cost savings and operating efficiencies projected by the management of YuMe to result from the Transactions, as approved for Deutsche Bank’s use by YuMe (the “Synergies”).” The Solicitation Statement, however, fails to disclose these projected synergies, and fails to disclose whether and how they were accounted for by Deutsche Bank in its valuation analyses.

41. With respect to Deutsche Bank’s Discounted Cash Flow Analysis of each of YuMe and RhythmOne, the Solicitation Statement fails to disclose: (i) the specific inputs and assumptions underlying the discount rate range of 12.0% to 15.8% used by Deutsche Bank in its analyses; and (ii) the terminal exit multiples implied by Deutsche Bank’s analyses. Further, with respect to Deutsche Bank’s Discounted Cash Flow Analysis of RhythmOne, the Solicitation Statement fails to disclose RhythmOne’s unlevered free cash flows for years 2017 through 2021 and the line items thereto, including Adjusted EBITDA, stock based compensation expense, cash taxes, capital expenditures, and change in net working capital.

42. The omission of this material information renders the Solicitation Statement false and misleading, including, inter alia, the following sections of the Solicitation Statement: (i) The Solicitation or Recommendation; and (ii) Additional Information.

43. The Solicitation Statement omits material information regarding potential conflicts of interest of the Company’s management and directors.

44. Specifically, the Solicitation Statement indicates that “[i]t is anticipated that, other than Mr. Porrini, certain current executive officers of YuMe will have positions as executive officers of RhythmOne following the Transactions,” and that “certain executive officers of YuMe could, prior to the consummation of the Transactions, enter into new employment agreements or incentive compensation arrangements with RhythmOne or YuMe.” The Solicitation Statement, however, fails to disclose whether any of YuMe’s executive officers have had any discussions with representatives of RhythmOne regarding post-merger employment.

45. To the extent that any discussions or overtures regarding post-merger employment have occurred, the Solicitation Statement must fully disclose the nature, timing, and substance of such discussions or overtures, including who participated in the discussions. Communications regarding continued employment or directorships during the negotiation of the underlying Proposed Transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

46. The omission of this material information renders the Solicitation Statement false and misleading, including, inter alia, the following sections of the Solicitation Statement: (i) Past Contacts, Transactions, Negotiations and Agreements; and (ii) The Solicitation or Recommendation.

47. The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to YuMe’s stockholders.

COUNT I

(Claim for Violation of Section 14(e) of the 1934 Act Against Defendants)

48. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

49. Section 14(e) of the 1934 Act states, in relevant part, that: It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . in connection with any tender offer or request or invitation for tenders[.]

50. Defendants disseminated the misleading Solicitation Statement, which contained statements that, in violation of Section 14(e) of the 1934 Act, in light of the circumstances under which they were made, omitted to state material facts necessary to make the statements therein not misleading.

51. The Solicitation Statement was prepared, reviewed, and/or disseminated by defendants.

52. The Solicitation Statement misrepresented and/or omitted material facts in connection with the Proposed Transaction as set forth above.

53. By virtue of their positions within the Company and/or roles in the process and the preparation of the Solicitation Statement, defendants were aware of this information and their duty to disclose this information in the Solicitation Statement.

54. The omissions in the Solicitation Statement are material in that a reasonable shareholder will consider them important in deciding whether to tender their shares in connection with the Proposed Transaction. In addition, a reasonable investor will view a full and accurate disclosure as significantly altering the total mix of information made available.

55. Defendants knowingly or with deliberate recklessness omitted the material information identified above in the Solicitation Statement, causing statements therein to be materially incomplete and misleading.

56. By reason of the foregoing, defendants violated Section 14(e) of the 1934 Act. 57. Because of the false and misleading statements in the Solicitation Statement, plaintiff and the Class are threatened with irreparable harm.

58. Plaintiff and the Class have no adequate remedy at law.

COUNT II

(Claim for Violation of 14(d) of the 1934 Act Against Defendants)

59. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

60. Section 14(d)(4) of the 1934 Act states:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

61. Rule 14d-9(d) states, in relevant part:

Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof[.] Item 8 requires that directors must “furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.” 62. The Solicitation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits the material facts set forth above, which renders the Solicitation Statement false and/or misleading.

63. Defendants knowingly or with deliberate recklessness omitted the material information set forth above, causing statements therein to be materially incomplete and misleading.

64. The omissions in the Solicitation Statement are material to plaintiff and the Class, and they will be deprived of their entitlement to make a fully informed decision with respect to the Proposed Transaction if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

65. Plaintiff and the Class have no adequate remedy at law.

COUNT III

(Claim for Violation of Section 20(a) of the 1934 Act

Against the Individual Defendants and RhythmOne)

66. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

67. The Individual Defendants and RhythmOne acted as controlling persons of YuMe within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as directors of YuMe and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

68. Each of the Individual Defendants and RhythmOne was provided with or had unlimited access to copies of the Solicitation Statement alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

69. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Solicitation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly connected with and involved in the making of the Solicitation Statement.

70. RhythmOne also had direct supervisory control over the composition of the Solicitation Statement and the information disclosed therein, as well as the information that was omitted and/or misrepresented in the Solicitation Statement.

71. By virtue of the foregoing, the Individual Defendants and RhythmOne violated Section 20(a) of the 1934 Act.

72. As set forth above, the Individual Defendants and RhythmOne had the ability to exercise control over and did control a person or persons who have each violated Section 14(e) of the 1934 Act and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act.

73. As a direct and proximate result of defendants’ conduct, plaintiff and the Class are threatened with irreparable harm.

74. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

C. Directing the Individual Defendants to file a Solicitation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D. Declaring that defendants violated Sections 14(e), 14(d), and 20(a) of the 1934 Act, as well as Rule 14a-9 promulgated thereunder;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: January 9, 2018		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Brian D. Long (#4347)
OF COUNSEL:		Gina M. Serra (#5387)
300 Delaware Avenue, Suite 1220
RM LAW, P.C.		Wilmington, DE 19801
Richard A. Maniskas		Telephone: (302) 295-5310
1055 Westlakes Drive, Suite 300		Facsimile: (302) 654-7530
Berwyn, PA 19312		Email: bdl@rl-legal.com
Telephone: (484) 324-6800		Email: gms@rl-legal.com
Facsimile: (484) 631-1305
Email: rm@maniskas.com		Attorneys for Plaintiff